Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2021

Piraeus, Greece, May 6, 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2021.

Highlights

•	Repaid $36.0 million of debt during the first quarter of 2021.

•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $87.1 million, $35.4 million, $31.8 million and $64.1 million, respectively.

•	Quarterly Earnings per unit (“EPU”) of $0.57 and Adjusted EPU(1) of $0.50.

•	Declared cash distribution of $0.01 per common unit for the first quarter of 2021.

CEO Statement

Paul Wogan, Chief Executive Officer, commented: “I am pleased to report another strong operational quarter for the Partnership with fleet uptime of 100%. A robust spot market for LNG carriers during the 2020/21 Northern Hemisphere winter, combined with our focus on cost reductions and lower interest expense bolstered the Partnership’s financial results in the first quarter of 2021, largely offsetting the impact from the expiration of three initial multi-year steam turbine propulsion (“Steam”) vessel charters.

During the first quarter, we improved our charter coverage to 75% for the remainder of 2021. This fixed charter coverage, along with the Adjusted EBITDA delivered in the first quarter, more than covers all the Partnership’s operating, overhead and debt service requirements as well as expenses related to our five dry-dockings scheduled for this year.

Although the Partnership has covered its fixed expenses for the year, we still retain a meaningful exposure to any recovery in LNG shipping spot rates during the second half of 2021. We anticipate that our capital allocation in 2021 will continue to focus on debt repayment with repayments of $36.0 million in the quarter, we continue to reduce the fleet’s breakeven levels and improve its free cash flow capacity over time.”

Financial Summary

	For the three months ended		% Change
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	March 31, 2020	March 31, 2021
Revenues	91,353	87,088	(5%	)
Profit	14,169	35,360	150%
EPU, common (basic)	0.14	0.57	307%
Adjusted Profit(1)	27,821	31,753	14%
Adjusted EBITDA(1)	64,201	64,131	(0%	)
Adjusted EPU, common (basic)(1)	0.42	0.50	19%
Cash distributions declared	5,967	485	(92%	)

There were 1,311 revenue operating days for the three months ended March 31, 2021, as compared to 1,273 revenue operating days for the three months ended March 31, 2020. The year-over-year increase in revenue operating days is attributable to the increased utilization of our spot fleet, as defined below, and decreased off-hire days for scheduled dry-dockings.

Management classifies the Partnership’s vessels from a commercial point of view into two categories: (a) spot fleet and (b) long-term fleet. The spot fleet includes all vessels under charter party agreements with an initial duration of less than (or equal to) five years (excluding optional periods), while the long-term fleet comprises all vessels with charter party agreements of an initial duration of more than five years (excluding optional periods).

For the three months ended March 31, 2020 and 2021, an analysis of available days, revenue operating days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended March 31, 2020		For the three months ended March 31, 2021
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	453	887	698	638
Revenue operating days (**)	386	887	673	638
Revenues	23,708	67,645	37,054	50,034
Voyage expenses and commissions	(2,389)	(1,499)	(1,248)	(831)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

(**) Revenue operating days represent total available days after deducting off-charter days and unscheduled off-hire days.

Revenues decreased by $4.3 million, from $91.4 million for the quarter ended March 31, 2020, to $87.1 million for the same period in 2021. The decrease in revenues is mainly attributable to the expirations of the initial multi-year time charters of the Methane Rita Andrea and the Methane Shirley Elisabeth with a subsidiary of Royal Dutch Shell (“Shell”) in 2020, at rates higher than their current contracted rates, partially offset by increased revenues from the operation of the Methane Heather Sally in the spot market after the expiration of its initial multi-year charter with Shell in January 2021, and a net increase in revenues due to decreased off-hire days for scheduled dry-dockings.

Vessel operating costs decreased by $1.3 million, from $19.1 million for the quarter ended March 31, 2020, to $17.8 million for the same period in 2021. The decrease in vessel operating costs is mainly attributable to increased technical maintenance expenses incurred in the first three months of 2020 in connection with the dry-docking of the Methane Shirley Elisabeth completed in the same period. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) decreased from $14,987 per day for the three-month period ended March 31, 2020 to $14,132 per day for the three-month period ended March 31, 2021.

Voyage expenses and commissions decreased by $1.8 million, from $3.9 million for the quarter ended March 31, 2020, to $2.1 million for the quarter ended March 31, 2021. The decrease in voyage expenses and commissions is mainly attributable to a decrease in bunker consumption costs due to the increased utilization of the Methane Alison Victoria in the first three months of 2021, as compared to the same period in 2020.

General and administrative expenses decreased by $1.1 million, from $4.2 million for the three-month period ended March 31, 2020, to $3.1 million for the same period in 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $0.8 million in administrative services fees, in connection with the decrease of the annual fee payable to GasLog in 2021 by approximately $0.2 million per vessel per year. As a result, daily general and administrative expenses decreased from $3,056 per vessel ownership day for the quarter ended March 31, 2020, to $2,275 per vessel ownership day for the quarter ended March 31, 2021.

The decrease in Adjusted EBITDA of $0.1 million, from $64.2 million in the first quarter of 2020 as compared to $64.1 million in the same period in 2021, is attributable to the decrease in revenues of $4.3 million, as described above, which was almost entirely offset by an aggregate increase of $4.2 million from savings in operating, voyage and general and administrative expenses.

Financial costs decreased by $6.1 million, from $15.5 million for the quarter ended March 31, 2020, to $9.4 million for the same period in 2021. The decrease in financial costs is attributable to a decrease of $5.6 million in interest expense on loans, primarily due to the lower London Interbank Offered Rate (“LIBOR”) rates in the first three months of 2021 as compared to the same period in 2020. During the three-month period ended March 31, 2020, we had an average of $1,352.2 million of outstanding indebtedness with a weighted average interest rate of 3.9%, compared to an average of $1,287.8 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the three-month period ended March 31, 2021.

Loss on derivatives decreased by $15.4 million, from a loss of $14.1 million for the quarter ended March 31, 2020, to a gain of $1.3 million for the same period in 2021. The decrease is attributable to a $17.3 million decrease in unrealized loss from the mark-to-market valuation of derivatives held for trading (in 2021, interest rate swaps only) which were carried at fair value through profit or loss, partially offset by a net increase of $1.9 million in realized loss on derivatives held for trading.

The increase in profit of $21.2 million from $14.2 million in the first quarter of 2020 to $35.4 million in the first quarter of 2021 is mainly attributable to the decrease of $6.1 million in financial costs and the decrease of $15.4 million in loss/(gain) on derivatives analyzed above.

The increase in Adjusted Profit of $4.0 million, from $27.8 million in the first quarter of 2020 to $31.8 million in the first quarter of 2021, is mainly attributable to the decrease in interest expense on loans of $5.6 million, partially offset by a net increase in realized loss on derivatives held for trading of $1.9 million, also discussed above.

As of March 31, 2021, we had $95.1 million of cash and cash equivalents, out of which $43.2 million was held in current accounts and $51.9 million was held in time deposits with an original duration of less than three months.

As of March 31, 2021, we had an aggregate of $1,250.8 million of borrowings outstanding under our credit facilities, of which $105.0 million was repayable within one year. In addition, as of March 31, 2021, we had unused availability under our revolving credit facility with GasLog of $30.0 million, which matures in March 2022.

As of March 31, 2021, our current assets totaled $118.2 million and current liabilities totaled $170.2 million, resulting in a negative working capital position of $52.0 million. Current liabilities include $19.8 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2021 as the services are rendered). Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Considering the volatile commercial and financial market conditions experienced over the last twelve months, we anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. We believe that these anticipated sources of funds, as well as our decision in 2020 to decrease the common unit distributions and preserve liquidity, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report. Our long-term ability to repay our debts and maintain compliance with our debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Preference Unit Distributions

On February 19, 2021, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The cash distributions were paid on March 15, 2021 to all unitholders of record as of March 8, 2021.

Common Unit Distribution

On April 28, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2021. The cash distribution is payable on May 13, 2021 to all unitholders of record as of May 10, 2021.

LNG Market Update and Outlook

Poten estimates LNG demand of 99 million tonnes (“mt”) in the first quarter of 2021 compared to 98 mt in the first quarter of 2020, an increase of approximately 1%. Demand growth varied considerably between the major consuming regions of Europe and Asia. For example, demand from China, Japan and South Korea grew by approximately 5 mt, 2 mt and 1 mt (or 34%, 9% and 8%) year-over-year, respectively, primarily due to a cold winter. In contrast, European demand declined by 28% (or approximately 6 mt) as the region entered the winter with higher-than-average storage levels of natural gas and ended the winter with stocks well below the 5-year average.

According to Poten, global LNG supply was approximately 100 mt in the first quarter of 2021, approximately in line with the first quarter of 2020; however, there were regional differences in output between the two periods. Supply from the United States (“U.S.”) increased by approximately 3 mt or 20%, following the start-up of the third trains at Cameron and Freeport as well as Elba Island during 2020. Supply from the Middle East also grew by approximately 2 mt, primarily due to a ramp-up in exports from Egypt. This growth was offset by declines from Trinidad, Australia and Norway where Hammerfest LNG remains offline following a fire. Looking ahead, approximately 133 mt of new LNG capacity is currently under construction and scheduled to come online between 2021 and 2026.

In the LNG shipping spot market, Clarksons’ tri-fuel diesel electric (“TFDE”) headline rates averaged $79,000 per day in the first quarter of 2021, a 44% increase over the $55,000 per day average in the first quarter of 2020. Headline spot rates for Steam vessels averaged $60,000 per day in the first quarter of 2021, 50% higher than the average of $40,000 per day in the first quarter of 2020. Headline spot rates in the first quarter were bolstered by a combination of demand growth from Asia and supply growth in the U.S. as detailed above as well as delays at the Panama Canal.

As of April 30, 2021, Clarksons assesses headline spot rates for TFDE and Steam LNG carriers at $69,000 per day and $57,000 per day, respectively. In addition, forward assessments for LNG carrier spot rates indicate rising levels through the remainder of the year. However, the magnitude and pace of any sustained upward movement in spot rates will depend on the pace of any recovery in global economic activity following the COVID-19 outbreak as well as the forecasted growth of the global LNG carrier fleet. Together, these factors have the potential to create volatility in the spot and short-term markets over the near- and medium-term.

As of May 5, 2021, Poten estimates that the orderbook totals 104 dedicated LNG carriers (>100,000 cubic meters, or “cbm”), representing 18% of the on-the-water fleet. Of these, 90 vessels (or 87%) have multi-year charters. Only 4 LNG carriers have been ordered in 2021 as of May 5, 2021 compared with 34 for all of 2020.

Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter of 2021 at 8.30 a.m. EDT (3.30 p.m. EEST) on Thursday, May 6, 2021. The Partnership’s senior management will review the operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 888 771 4371 (USA)

+44 20 3147 4818 (United Kingdom)

+33 1 72 25 34 66 (France)

+852 800 933 544 (Hong Kong)

+47 800 15463 (Oslo)

Conference ID: 50150595

A live webcast of the conference call will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	the impact on us and the shipping industry of environmental concerns, including climate change;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 2, 2021, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and March 31, 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2020	March 31, 2021
Assets
Non-current assets
Other non-current assets	186	273
Tangible fixed assets	2,206,618	2,188,109
Right-of-use assets	516	380
Total non-current assets	2,207,320	2,188,762
Current assets
Trade and other receivables	16,265	15,837
Inventories	3,036	4,246
Due from related parties	—	571
Prepayments and other current assets	2,691	2,429
Cash and cash equivalents	103,736	95,094
Total current assets	125,728	118,177
Total assets	2,333,048	2,306,939
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and March 31, 2021)	594,901	621,690
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and March 31, 2021)	11,028	11,604
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and March 31, 2021)	347,889	347,889
Total partners’ equity	953,818	981,183
Current liabilities
Trade accounts payable	13,578	11,825
Due to related parties	7,525	2,181
Derivative financial instruments—current portion	8,185	8,031
Other payables and accruals	50,679	42,939
Borrowings—current portion	104,908	104,987
Lease liabilities—current portion	332	265
Total current liabilities	185,207	170,228
Non-current liabilities
Derivative financial instruments—non-current portion	12,152	8,699
Borrowings—non-current portion	1,180,635	1,145,763
Lease liabilities—non-current portion	112	56
Other non-current liabilities	1,124	1,010
Total non-current liabilities	1,194,023	1,155,528
Total partners’ equity and liabilities	2,333,048	2,306,939

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended
	March 31, 2020	March 31, 2021
Revenues	91,353	87,088
Voyage expenses and commissions	(3,888)	(2,079)
Vessel operating costs	(19,093)	(17,807)
Depreciation	(20,598)	(20,686)
General and administrative expenses	(4,171)	(3,071)
Profit from operations	43,603	43,445
Financial costs	(15,513)	(9,416)
Financial income	199	12
(Loss)/gain on derivatives	(14,120)	1,319
Total other expenses, net	(29,434)	(8,085)
Profit and total comprehensive income for the period	14,169	35,360

Earnings per unit, basic and diluted:
Common unit, basic	0.14	0.57
Common unit, diluted	0.13	0.55
General partner unit	0.14	0.57

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2020	March 31, 2021
Cash flows from operating activities:
Profit for the period	14,169	35,360
Adjustments for:
Depreciation	20,598	20,686
Financial costs	15,513	9,416
Financial income	(199)	(12)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	13,945	(1,319)
Share-based compensation	297	73
	64,323	64,204
Movements in working capital	(20,019)	(8,778)
Net cash provided by operating activities	44,304	55,426
Cash flows from investing activities:
Payments for tangible fixed assets additions	(5,466)	(5,685)
Financial income received	217	12
Net cash used in investing activities	(5,249)	(5,673)
Cash flows from financing activities:
Borrowings drawdowns	25,940	—
Borrowings repayments	(32,675)	(36,017)
Interest paid	(17,247)	(14,468)
Payments of cash collateral for interest rate swaps	(15,000)	—
Release of cash collateral for interest rate swaps	—	280
Payment of loan issuance costs	(156)	—
Repurchases of common units	(996)	—
Distributions paid	(34,336)	(8,067)
Payments for lease liabilities	(107)	(123)
Net cash used in financing activities	(74,577)	(58,395)
Decrease in cash and cash equivalents	(35,522)	(8,642)
Cash and cash equivalents, beginning of the period	96,884	103,736
Cash and cash equivalents, end of the period	61,362	95,094

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. Adjusted EPU, represents earnings attributable to unitholders before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2020	March 31, 2021
Profit for the period	14,169	35,360
Depreciation	20,598	20,686
Financial costs	15,513	9,416
Financial income	(199)	(12)
Loss/(gain) on derivatives	14,120	(1,319)
EBITDA and Adjusted EBITDA	64,201	64,131

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2020	March 31, 2021
Profit for the period	14,169	35,360
Non-cash loss/(gain) on derivatives	13,652	(3,607)
Adjusted Profit	27,821	31,753

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2020	March 31, 2021
Profit for the period	14,169	35,360
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)
Partnership’s profit attributable to:	6,587	27,778
Common units	6,446	27,194
General partner units	141	584
Weighted average units outstanding (basic)
Common units	46,764,077	47,517,824
General partner units	1,021,336	1,021,336
EPU (basic)
Common units	0.14	0.57
General partner units	0.14	0.57

	For the three months ended
	March 31, 2020	March 31, 2021
Profit for the period	14,169	35,360
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)
Partnership’s profit used in EPU calculation	6,587	27,778
Non-cash loss/(gain) on derivatives	13,652	(3,607)
Adjusted Partnership’s profit used in EPU calculation attributable to:	20,239	24,171
Common units	19,805	23,662
General partner units	434	509
Weighted average units outstanding (basic)
Common units	46,764,077	47,517,824
General partner units	1,021,336	1,021,336
Adjusted EPU (basic)
Common units	0.42	0.50
General partner units	0.42	0.50